EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	For the Years Ended December 31,								Three Months Ended	Year Ended
	2006		2005		2004		2003		December 31, 2002	September 30, 2002
Net income	$1,015.8		$ 936.4		$ 753.6		$ 566.9		$141.3	$(6,698.7)
Provision for income taxes	364.4		464.2		483.3		361.6		90.3	367.6

Earnings before provision
for income taxes	1,380.2		1,400.6		1,236.9		928.5		231.6	(6,331.1)

Fixed charges:
Interest and debt expenses
on indebtedness	2,850.4		1,894.3		1,242.6		1,348.7		349.5	1,464.6
Minority interest in
subsidiary trust holding
solely debentures of the
Company, before tax	17.4		17.7		17.5		8.8		4.4	16.9
Interest factor – one-third
of rentals on real and
personal properties	18.5		14.3		13.4		14.4		3.8	15.6

Total fixed charges	2,886.3		1,926.3		1,273.5		1,371.9		357.7	1,497.1

Total earnings before
provisions for income
taxes and fixed charges	$4,266.5		$3,326.9		$2,510.4		$2,300.4		$589.3	$(4,834.0)

Ratios of earnings to
fixed charges	1.48	x	1.73	x	1.97	x	1.68	x	1.65x	(1)

(1)	Earnings were insufficient to cover fixed charges by $6,331.1 million in the year ended September 30, 2002. Earnings for the year ended September 30, 2002 included a goodwill impairment charge of $6,511.7 million in accordance with SFAS 142, “Goodwill and other Intangible Assets”.